UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DI VI SION OF
  CORPORATI ON FI NANCE


                                                                May 21, 2019

    Justin B. Beber
    Managing Partner, Chief Legal Officer
    Brookfield Asset Management Inc.
    181 Bay Street, Suite 300, P.O. Box 762
    Toronto, Ontario
    Canada M5J 2T3

    Todd E. Molz
    General Counsel and Chief Administrative Officer
    Oaktree Capital Group, LLC
    333 South Grand Avenue, 28th Floor
    Los Angeles, CA 90071

             Re:     Oaktree Capital Group, LLC
                     Schedule 13E-3 filed by Oaktree Capital Group, LLC, et al. Filed on May 9, 2019
                     File No. 005-86807

    Dear Messrs. Beber and Molz,

            We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

           Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to this filing and any information provided in response to these comments, we may have additional comments.

            If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

    Schedule 13E-3
1. Rule 13e-3(e)(1)(ii), by its terms, imposes an obligation to place the required Special Factors disclosure "in the front of the disclosure document." The required disclosure for the instant transaction begins at page 32 of the associated Form F-4. Please revise or advise.
2. The "consent deadline," as defined in the Notice of Solicitation of Written Consent, has yet to be
   established. Please confirm, if true, that the disclosure required by Rule 13e-3(e) and located in the associated prospectus will be distributed to security holders at least 20 business days before the consents are used to effectuate the transaction. See Instruction 3 to Note D of Schedule 14A.
    Justin B. Beber
   Todd E. Molz
   May 21, 2019
   Page 2

   Item 1. Summary Term Sheet
3. Disclosures from the Questions and Answers section of the prospectus within the associated
   Form F-4 have been incorporated by reference. These disclosures first appear at page 22.
   Please advise us, with a view toward revised disclosure, why this placement is not inconsistent with the requirement to have the summary disclosure appear in the forepart of the disclosure document. Please see Instruction 2 to Item 1001 of Regulation M-A. To the extent this information has been voluntarily incorporated by reference, please revise to remove the implication that the filing persons may fulfill their codified obligation by placing required disclosure in a location that begins on a page other than the first or second page.
   Item 7. Purposes, Alternatives, Reasons and Effects
4. Advise us, with a view towards revised disclosure, how Oaktree Capital Group, LLC, fulfilled its obligation to comply with Item 1013(a) of Regulation M-A given the definitions of Oaktree GP and OCGH filing parties. The disclosure incorporated by reference does not appear to have included an express statement regarding transaction purpose.
   Item 8. Fairness of the Transaction

5. Please advise us how Oaktree, as distinguished from its Board, fulfilled its disclosure obligation under Item 1014(b) of Regulation M-A.
6. While the Special Committee considered historical and recent trading ranges of the Oaktree class
   A units, its consideration of this factor is not tantamount to Oaktree having considered the same factors. Unless Oaktree considered these factors independently from the Special Committee, please revise to have Oaktree expressly adopt the analyses of the Special Committee that considered these factors. Please also revise to indicate, if true, that specific going concern, net book, and liquidation values were not calculated or considered by Oaktree when making its fairness determination. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions
   and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981). Refer to General
   Instruction E of Schedule 13E-3. Alternatively, please similarly direct us to the disclosure that indicates Oaktree adopted the analyses of another person with respect to these factors.
7. We note the Oaktree Board unanimously approved the transaction. Notwithstanding that disclosure, please advise us, with a view towards revised disclosure, how compliance with Item
   1014(c), (d) and (e) of Regulation M-A has been effectuated by Oaktree. Please note that an affirmative response to this disclosure requirement must be provided, even if the response is in the negative. Refer to General Instruction E of Schedule 13E-3. The disclosure provided by the
   Brookfield merger parties cannot satisfy Oaktree's independent disclosure obligation.
8. We note that none of the OCGH filing parties has performed, or engaged a financial advisor to perform, any valuation or other analyses for the purposes of assessing the fairness of the mergers to the Oaktree unaffiliated unitholders. Notwithstanding this disclosure, please advise us how compliance with Item 1014(c), (d) and (e) of Regulation M-A has been effectuated by OCGH filing parties. Please note that an affirmative response to these requirements must be provided, even if the response is in the negative. See General Instruction E of
Schedule 13E-3. The
   disclosure provided by the Brookfield merger parties cannot satisfy Oaktree's obligation.
    Justin B. Beber
   Todd E. Molz
   May 21, 2019
   Page 3

   Item 10. Source and Amounts of Funds or Other Consideration
9. The information incorporated by reference with respect to "Fees and Expenses" at page 107 of the associated prospectus provides a general indication of the expenses to be incurred in connection with the impending transaction. Item 1007(c) of Regulation M-A, however, requires disclosure of a "reasonably itemized statement of all expenses incurred..." and then separately sets forth a list of expense types. At present, the fee tables provided aggregate "financial, legal, accounting and tax advisory fees and expenses" while also giving no express indication of what constitutes a "Miscellaneous" expense. Please revise to disaggregate the expenses listed in the first entry of each respective table and provide a description of the types of expenses considered
   "Miscellaneous," or advise.

   Item 13. Financial Statements
10. Because financial information has been incorporated by reference into Item 13 of Schedule 13E-
    3, an express reference must be made to a document that contains the required information and the document from which the information has been so incorporated must be filed as an exhibit under Item 16. Refer to General Instruction F of Schedule 13E-3. The reference to "a copy" in that instruction relates to the submission of a "paper copy" and does not obviate the need to add the source of the information so incorporated as an exhibit.
11. Please advise us why the presentation titled "Selected Historical Consolidated Financial
    Information of Oaktree" conforms to the disclosure standards other than those applicable under
    Item 1010(c) of Regulation M-A. For example, no distinction has been drawn between current or non-current assets or liabilities as required under Item 1010(c)(1) of Regulation M-A. To the extent the financial information required by Item 1010(a) and (b) of Regulation M-A continues to be incorporated by reference into the Schedule 13E-3, these required disclosures must be summarized in accordance with Item 1010(c) in the prospectus. See Instruction 1 to Item 13 of
    Schedule 13E-3. Please revise to comply with Item 1010(c) of Regulation M-A, or confirm for us that any and all required disclosures required by Item 1010(a) and (b) will be printed as disclosure content and delivered to security holders via the associated prospectus.

            We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            You may contact me at (202) 551-3266 with any questions.


                                                                 Sincerely,

                                                                 /s/ Nicholas
P. Panos

                                                                 Nicholas P.
Panos
                                                                 Senior Special
Counsel
                                                                 Office of
Mergers & Acquisitions
 Justin B. Beber
Todd E. Molz
May 21, 2019
Page 4


cc: Michael J. Aiello, Esq.
Matthew J. Gilroy, Esq.
Eoghan P. Keenan, Esq.
Elizabeth A. Cooper, Esq.
Benjamin P. Schaye, Esq.
Thomas A. Wuchenich, Esq.